82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

02015240

January 29, 2002

02 FEB 20 AM 8:16

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
Second Quarter Report

Enclosed please find one copy of the Company's Form 51-901F with the Second Quarter Report and financial statements for the six months ended November 30, 2001.

Please be advised, that in accordance with National Policy 41, the Second Quarter Report was mailed to shareholders on January 29, 2002.

Yours truly,

AFRICAN METALS CORPORATION

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Second Quarter Report to Shareholders - For the Six Months Ended November 30, 2001
(BC Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

INTRODUCTION

During the period September 1, 2001 to the present, which includes the Company's Second Quarter (September 1 through November 30, 2001), African Metals Corporation conducted a program on the Faraba concession, submitted documentation to the Canadian Venture Exchange (the "CDNX") for the disposal of its Ghanaian assets and continued the search for an acquisition of quality. The Company also raised \$55,985 during the Second Quarter and \$6,000 subsequently.

FARABA CONCESSION

A program on the Faraba concession was initiated in early January. Pitting and sampling was completed over areas of soils anomalous in gold around a multi-phase intrusive and over part of a 5 km long anomaly along a probable fault. Results of this program should be available in February.

GHANAIAN ASSETS

The Company sold its interest in its Ghanaian assets for the return of 1,500,000 of its shares. A submission has been made to the CDNX for approval of the transaction.

LENGUEKOTO CONCESSION

A small sampling program was completed in January on the Lenguekoto concession. Results are expected in February. A more extensive program of soil sampling, geological mapping and possibly pitting is planned for March, 2002.

NEW ACQUISITIONS

African Metals is actively pursuing new acquisitions in Mali.

FINANCIAL AND CORPORATE INFORMATION

A total of \$18,240 was received for the exercise of options in the Second Quarter, and subsequently a further \$6,000 was received. The sum of \$30,000 was raised through the exercise of warrants at \$0.20. A total of 270,500 shares have been issued at exercise prices of \$0.20 and \$0.25. A further \$7,745 was raised through the sale of marketable securities.

Administration costs for the first six months of the fiscal year 2002 were down from \$56,585 in 2001 to \$43,208.

INVESTOR RELATIONS

Investor relations is conducted by Company personnel and through the dissemination of news releases. We invite you to visit our website at *www.africanmetals.com.*

Dated at Vancouver, British Columbia this 28th day of January, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President & Director

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Consolidated Financial Statements

November 30, 2001 and 2000

AFRICAN METALS CORPORATION

Consolidated Balance Sheets

November 30, 2001 and May 31, 2001

	November 30, 2001 (unaudited)	May 31, 2001 (audited)
Assets		
Current assets:		
Cash and short-term deposits	$ 36,535	$ 4,996
Marketable securities	36,941	52,926
Accounts receivable	3,737	1,805
Prepaid expenses	5,720	-
	82,933	59,727
Property, Plant and Equipment (Note 2)	298,953	326,053
Mineral Properties, including deferred costs (Note 3)	369,076	332,733
Incorporation Costs	648	648
	$ 751,610	$ 719,161
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 35,485	$ 36,954
Shareholders' equity:		
Share capital (Note 4)	9,369,550	9,305,450
Share subscription advance	13,375	2,500
Deficit	(8,666,800)	(8,625,743)
	716,125	682,207
	$ 751,610	$ 719,161

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION

Consolidated Statements of Operations and Deficit

For the periods ended November 30, 2001 and November 30, 2000

	Three months ended		Six months ended	
	November 30, 2001	November 30, 2000	November 30, 2001	November 30, 2000
				(Note 8)
ADMINISTRATION COSTS:				
Advertising	$ -	$ 342	$ -	$ 732
Bank charges	190	234	392	480
Commissions	225	560	555	873
Consulting fees	-	-	-	2,980
Management fees	4,500	7,500	9,000	15,000
Office and rent	10,759	12,059	19,580	20,131
Professional fees	4,458	3,928	5,738	8,179
Stock exchange filing fees	2,115	2,235	2,795	2,785
Telephone	102	660	277	1,169
Transfer agent	1,156	1,408	1,810	1,824
Travel and promotion	2,971	2,432	3,061	2,432
	26,476	31,358	43,208	56,585
OTHER ITEMS:				
Interest income	(78)	(151)	(161)	(224)
Gain on conversion of foreign currencies	-	(659)	-	(659)
Gain on sale of investments	(2,110)	(6,810)	(1,990)	(11,218)
	(2,188)	(7,620)	(2,151)	(12,101)
NET LOSS FOR THE PERIOD	24,288	23,738	41,057	44,484
DEFICIT, BEGINNING OF PERIOD	8,642,512	7,615,844	8,625,743	7,595,098
DEFICIT, END OF PERIOD	$ 8,666,800	$ 7,639,582	$ 8,666,800	$ 7,639,582
Loss per share	$ 0.002	$ 0.002	$ 0.003	$ 0.004

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION

Consolidated Schedules of Deferred Exploration and Development Costs

For the periods ended November 30, 2001 and 2000

	2001	2000
		(Note 8)
EXPLORATION AND DEVELOPMENT EXPENDITURES:	-	-
Amortization	$ 27,100	$ 27,100
Drilling, assays and reclamation	910	-
Exploration and surveys	226	-
Office, consulting and travel	3,782	-
	32,018	27,100
BALANCE OF COSTS AT BEGINNING OF PERIOD	28,316	304,638
BALANCE OF COSTS AT END OF PERIOD	$ 60,334	$ 331,738

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION

Consolidated Statements of Cash Flows

For the periods ended November 30, 2001 and November 30, 2000

	Three months ended November 30, 2001	Three months ended November 30, 2000	Six months ended November 30, 2001	Six months ended November 30, 2000
				(Note 8)
OPERATING ACTIVITIES:				
Net loss for the period	$ (24,288)	$ (23,738)	$ (41,057)	$ (44,484)
Adjustments:				
Gain on disposal of marketable securities	(2,110)	(6,810)	(1,990)	(11,218)
Gain on conversion of foreign currencies	-	(659)	-	(659)
	(26,398)	(31,207)	(43,047)	(56,361)
Changes in non-cash operating working capital:				
Accounts receivable	(1,270)	(3,922)	(1,932)	(6,086)
Prepaid expenses	(5,720)	-	(5,720)	-
Accounts payable and accrued liabilities	8,848	(28,063)	(1,469)	(21,434)
	(24,540)	(63,192)	(52,168)	(83,881)
FINANCING ACTIVITIES:				
Issuance of share capital for cash	39,600	49,000	64,100	49,000
Share subscription advance	8,640	-	10,875	-
	48,240	49,000	74,975	49,000
INVESTING ACTIVITIES:				
Proceeds on disposal of investment	7,745	26,125	17,975	28,560
Acquisition costs of mineral properties	-	(4,413)	(4,325)	(4,413)
Deferred exploration and development costs	(1,743)	-	(4,918)	-
	6,002	21,712	8,732	24,147
Gain on conversion of foreign currencies	-	659	-	659
INCREASE (DECREASE) IN CASH	29,702	8,179	(31,539)	(10,075)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	6,833	4,017	4,996	22,271
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 36,535	$ 12,196	$ 36,535	$ 12,196

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION

Notes to Consolidated Financial Statements
November 30, 2001

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended May 31, 2001, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual consolidated financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	November 30, 2001 Net Book Value	May 31, 2001 Net Book Value
Mill	$ 542,853	$ 243,900	$ 298,953	$ 326,053

3. MINERAL PROPERTIES

November 30, 2001

	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 300,000	$ 27,100	$ -	$ 327,100
b. Mali	8,740	33,234	-	41,974
c. Argentina	1	-	-	1
d. Alaska	1	-	-	1
	$ 308,742	$ 60,334	$ -	$ 369,076

May 31, 2001

	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 965,961	$ 330,522	$ (996,483)	$ 300,000
b. Mali	4,417	28,316	(2)	32,731
c. Argentina	1	-	-	1
d. Alaska	1	-	-	1
	$ 970,380	$ 358,838	$ (996,485)	$ 332,733

a. **Nkroful Properties**

The Company has entered into an Agreement whereby it will return all of the assets acquired in the 1997 Union – Nkroful acquisition to the previous owners (of which, one (1) is a current Director of the Company) for 1.5 million shares of the Company's stock which were previously issued to acquire the subsidiaries. This disposition is subject to the approval of the CDNX. During the current quarter, Nkroful Mining Ltd. has a net loss of $4,690 and the net book value of the assets amounted to $598,953.

4. **SHARE CAPITAL**

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	November 30, 2001		May 31, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of year	12,087,120	$ 9,305,450	11,650,310	$ 9,222,778
Shares issued for cash	320,500	64,100	357,500	56,500
Shares issued for debt	-	-	79,310	26,172
Balance end of quarter	12,407,620	$ 9,369,550	12,087,120	$ 9,305,450

Transactions for the Issue of Share Capital During the quarter ended November 30, 2001:

a. The Company issued 48,000 shares at a price of $0.20 per share for the exercise of stock options for total considerations of $9,600.

b. The Company issued 150,000 shares at a price of $0.20 per share for the exercise of warrants for total considerations of $30,000.

5. **RELATED PARTY TRANSACTIONS**

a. Management fees totalling $9,000 (2000 - $15,000) were paid to a current Director of the Company.

b. Included in accounts payable is $Nil (May 31, 2001 - $5,937) due to Great Quest Metals Ltd., a corporation related by virtue of common directors. The amount is non-interest bearing and is classified as a current liability as management has determined that the loan will be repaid within the next twelve months.

c. Included in accounts receivable is $1,505 (May 31, 2001 - $632) due from Great Quest Metals Ltd., a corporation related by virtue of common directors. The amount is non-interest bearing and is classified as a current asset as management has determined that the loan will be repaid within the next twelve months.

6. **SEGMENTED INFORMATION**

The Company operates in one reportable operating segment, being the exploration and development of mineral properties.

The Company's capital assets are all located in Africa.

7. **SUBSEQUENT EVENTS**

The Company issued 25,000 shares at a price of $0.20 per share and 47,500 shares at $0.25 per share for the exercise of stock options for total considerations of $16,875.

8. **COMPARATIVE FIGURES**

Certain comparative figures have been reclassified to confirm with the current year's consolidated financial statement presentation.

Section 1 – Analysis of expenses and deferred costs:

Details of Mineral Property Interests by Expense Category: See Schedule A: "Consolidated Schedules of Deferred Exploration and Development Costs".

Section 2 – Related party transactions for the fiscal year-to-date:

See Note 5 of the accompanying financial statements.

Section 3

A. **Securities Issued/Allotted During the Period**

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Sept 5/01	Common Shares	Directors Options	35,000	$0.20	$ 7,000	Cash	Nil
Oct 19/01	Common Shares	Directors Options	13,000	$0.20	$ 2,600	Cash	Nil
Nov 19/01	Common Shares	Warrants	150,000	$0.20	$ 30,000	Cash	Nil

B. **Options Granted During the Period**

Nil

Section 4

A. **Authorized and Issued Share Capital as at November 30, 2001**

Authorized Share Capital - Unlimited common shares without par value.

A total of 12,407,620 shares have been issued for a total of $9,369,550.

B. **Options, Warrants and Convertible Securities Outstanding as at November 30, 2001:**

(i) The Company has outstanding stock options for 877,000 shares, exercisable as follows:

- 72,500 shares at a price of $0.20 per share on or before October 16, 2002.
- 112,000 shares at a price of $0.20 per share on or before August 6, 2003.
- 382,500 shares at a price of $0.20 per share on or before January 26, 2005.
- 310,000 shares at a price of $0.25 per share on or before July 13, 2006.

C. **Shares in Escrow or Subject to Pooling as at November 30, 2001**

Nil

Section 5 - List of Directors and Officers as at January 28, 2002:

- Willis W. Osborne — President & Director
- Michael F. Bolton — Director
- Franklin Russell — Director
- Jennifer Nestoruk — Corporate Secretary

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at January 25th, 2002)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Willis W. Osborne, President & Director Mr. Michael F. Bolton, Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	Canadian Venture Exchange (CDNX) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 12,480,120 Options: 804,500 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office	Anton, Campion, MacDonald, Oyler & Buchan Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

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